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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            (Amendment No.  7   )*


                       TURNER BROADCASTING SYSTEM, INC.
                 -------------------------------------------
                               (Name of Issuer)

                    Class B Common Stock, $.0625 par value
                 -------------------------------------------
                        (Title of Class of Securities)

                                900262  50  2
                          -------------------------
                                (CUSIP Number)


         Check the following box if a fee is being paid with this statement
         / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of 5 pages



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

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      R. E. Turner


    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                      (a) /  /
                                                                                      (b) /  /

    3      SEC USE ONLY




    4      CITIZENSHIP OR PLACE OF ORGANIZATION

                   U. S.


                      5     SOLE VOTING POWER

                                   20,313,475 (See Note 4)
     NUMBER OF
      SHARES
   BENEFICIALLY       6     SHARED VOTING POWER
     OWNED BY
       EACH                         7,680,894 (See Note 4)
     REPORTING
      PERSON          7     SOLE DISPOSITIVE POWER
       WITH
                                   17,313,475 (See Note 4)


                      8     SHARED DISPOSITIVE POWER

                                   10,680,894 (See Note 4)


    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   27,994,369

    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /



    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                   Approximately 20.3%


    12     TYPE OF REPORTING PERSON*

                                   IN

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!






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
Item 1(a)      Name of Issuer:  Turner Broadcasting System, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
                                One CNN Center
                                Atlanta, Georgia 30303

Item 2(a)      Name of Person Filing: R. E. Turner

Item 2(b)      Address of Principal Business Office or, if None, Residence:
                                One CNN Center
                                Atlanta, Georgia  30303

Item 2(c)      Citizenship:  U. S.

Item 2(d)      Title of Class of Securities:
               Class B Common Stock, $.0625 par value

Item 2(e)      CUSIP Number: 900262 50 2

Item 3                  Not Applicable

Item 4                  Ownership:
                        (a) Amount Beneficially Owned:                   27,994,369 shares

                        (b) Percent of Class:                               20.3%

                        (c) Number of shares as to which
                            such person has:

                          (i)   Sole Power to vote or direct the vote    20,313,475 shares (1)(3)(4)

                          (ii)  Shared power to vote or direct the vote   7,680,894 shares (2)

                          (iii) Sole power to dispose or to direct the
                                disposition of                           17,313,475 shares (1)(3)

                          (iv)  Shared power to dispose or to direct
                                  the disposition of                     10,680,894 shares (2)(4)


                        (1) Includes 559,962 shares owned by Turner Outdoor, Inc., an affiliated corporation which is wholly owned by Mr. Turner, and 3,000,000 shares held in trust (the "Trust Shares") by an independent trustee for the benefit of Mr. Turner's former spouse and their children. Does not include shares held in trust by an independent trustee for the benefit of the children of Mr. Turner.


                        (2) Includes 500,000 shares held by the spouse of Mr. Turner and 5,000,000 shares held by the Turner Foundation, Inc., a private nonprofit corporation organized for charitable purposes. Mr. Turner disclaims beneficial ownership of these aggregate 5,500,000 shares. Also includes 2,180,894 shares held by the Robert E. Turner Charitable Remainder Unitrust No. 2, for which Mr. Turner is the Trustee.




                        (3) Mr. Turner is a party to a Shareholders' Agreement dated June 3, 1987, as amended as of April 15, 1988 (the "Shareholders' Agreement"), which provides for certain voting and disposition arrangements with respect to the respective equity interests in the Issuer of Mr. Turner and the other parties thereto which are owners or affiliates of owners of cable television systems (collectively, the "Cable Operators").



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                        By virtue of the Shareholders' Agreement, Mr. Turner and
                        some or all of the other parties thereto may be deemed to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) for purposes of determining beneficial ownership of shares of Class B Common Stock. Except as otherwise acknowledged in this footnote, Mr. Turner disclaims beneficial ownership of the shares of Class B Common Stock owned by any other person in any such "group."

                        The Shareholders' Agreement provides that Mr. Turner will not make a disposition of securities of the Issuer that would result in Mr. Turner owning less than 51% of the voting power of the outstanding Issuer securities, other than a sale of all of the Issuer securities owned by Mr. Turner to an unaffiliated party or to the Cable Operators pursuant to an exercise of the right of first refusal set forth therein. The foregoing description of the Shareholders' Agreement is qualified by reference to the complete text of the Shareholders' Agreement which was filed as Exhibit 10.33 to the Issuer's Form 10-K for the fiscal year ended December 31, 1987, and the amendment thereto which was filed as Exhibit 10.2 to the Issuer's Form 10-Q for the fiscal quarter ended June 30, 1988.

                        In connection with the execution by the Issuer of an Amended and Restated Agreement and Plan of Merger, dated as of September 22, 1995, among Time Warner Inc., the Issuer, TW Inc., TW Acquisition Corp. and Time Warner Acquisition Corp. (the "Merger Agreement"), Mr. Turner and Turner Outdoor, Inc. (collectively, the "Turner Shareholders") have entered into a Shareholders' Agreement (the "Support Agreement") with Time Warner Inc. Pursuant to the Support Agreement, the Turner Shareholders have agreed to vote all of their shares of Issuer stock in favor of the merger and the other transactions contemplated by the Merger
                        Agreement.

                        The Support Agreement also provides that if the Merger Agreement is terminated by the Issuer in accordance with its terms because the Issuer's Board of Directors shall have concurrently approved, and the Issuer shall have concurrently entered into, a definitive agreement providing for a Takeover Proposal (as defined in the Merger Agreement), each Turner Shareholder must pay to Time Warner Inc. an amount in cash equal to all "profit" (as defined in the Support Agreement) of such Turner Shareholder from the consummation of any Takeover Proposal that is consummated within 18 months of such termination or with respect to which a definitive agreement is executed within 18 months of such termination. The foregoing description of the Support Agreement is qualified by reference to the complete text of the Support Agreement which was filed as Exhibit 99.1 to the Issuer's Form 8-K dated September 22, 1995.



                        (4)     Mr. Turner has the sole power to vote
                        the Trust Shares. Mr. Turner's power to dispose of the Trust Shares is subject to the approval of the trustee.

Item 5                  Not Applicable

Item 6                  Not Applicable

Item 7                  Not Applicable

Item 8                  Not Applicable

Item 9                  Not Applicable

Item 10                 Not Applicable
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                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    R.E. TURNER



Dated: February 14, 1996                            /s/ R.E. Turner
       -----------------                            ---------------